UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2016 (MM/DD/YY) AND ENDING September 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE UNION SQUARE 600 UNIVERSITY STREET SUITE 2900
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NYq	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Natalia Watson__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__National Securities Corporation__ , as

of __November 28__ , 20 __17__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



JOHANNA WALLENGREN
Notary Public - State of Florida
Commission # GG 016405
My Comm. Expires Jul 28, 2020

_____
Notary Public

_____
Signature

_____
Chief financial officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

National Securities Corporation

(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition and Notes

Year ended September 30, 2017

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
National Securities Corporation

We have audited the accompanying statement of financial condition of National Securities Corporation, (the "Company") as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Securities Corporation, as of September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

/s/ EisnerAmper LLP

New York, New York
November 28, 2017

National Securities Corporation

Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$20,588,634
Cash deposits with clearing organizations	335,747
Securities owned, at fair value	5,071,420
Receivables from broker dealers and clearing organizations	2,574,023
Forgivable loans receivable	1,616,260
Other receivables, net of allowance for uncollectible accounts of $50,635	3,400,339
Prepaid expenses	708,872
Property and equipment, net	251,719
Goodwill	5,702,000
Intangibles, net	3,048,661
Due from affiliates	148,619
Deposits and other assets	104,880
TOTAL ASSETS	**$43,551,174**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accrued commissions and payroll	$8,823,623
Accounts payable and other accrued expenses	5,091,277
Deferred clearing and marketing credits	785,714
Deferred tax liability	1,240,997
Due to affiliates	366,397
Due to parent	14,102
Total Liabilities	**16,322,110**

Shareholder's Equity

Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	22,719,268
Retained earnings	4,509,794
Total Shareholder's Equity	**27,229,064**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$43,551,174**

See notes to statement of financial condition

National Securities Corporation

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with its principal office located in Seattle, Washington.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC ("NFS"), and COR Clearing.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

[3] Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

[4] Deferred clearing and marketing credits

Deferred clearing and marketing credits represent clearing fee and marketing rebates from NFS. At September 30, 2017, the remaining deferred clearing and marketing rebates amounted to approximately $536,000 and $250,000, respectively.

National Securities Corporation

[5] Goodwill and other intangible assets

Goodwill, which is not subject to amortization is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on September 30, 2017 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets with indefinite lives consisting of the Gilman Ciocia, Inc. ("Gilman") brand name are carried at cost, are not amortized and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. Based on the impairment test performed at September 30, 2017, there was no impairment of the brand name intangible asset. The Company utilized the relief-from-royalty method in determining the fair value of the brand name.

Intangible assets with finite lives including non-competition agreements and customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6] New accounting guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning October 1, 2018, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its financial statements which, (1) for investment banking advisory arrangements may change the timing of revenue recognition depending on the number and nature of the performance obligations identified, (2) for underwriting expenses and costs of advisory services and related reimbursement revenue may need to be recognized on a gross basis, and (3) for costs to fulfill and for costs to obtain a contract may need to be capitalized, amortized and reviewed regularly for impairment.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning October 1, 2019 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

Notes to Statement of Financial Condition
September 30, 2017

NOTE C – FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at September 30, 2017 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

| | September 30, 2017 | | | |
Assets	**Carrying Value**	**Level 1**	**Level 2**	**Total Estimated Fair Value**
Cash	$ 20,588,634	$ 20,588,634	$	$ 20,588,634
Cash deposits with clearing organizations	335,747	335,747		335,747
Receivables from broker-dealers and clearing organizations	2,574,023		2,574,023	2,574,023
Forgivable loans receivable	1,616,260		1,616,260	1,616,260
Other receivables, net	3,400,339		3,400,339	3,400,339
Due from affiliates	148,619		148,619	148,619
	$ 28,663,622	$ 20,924,381	$ 7,739,241	$ 28,663,622
Liabilities				
Accrued commissions and payroll	$ 8,823,623		$ 8,823,623	$ 8,823,623
Accounts payable and other accrued expenses	5,091,277		5,091,277	5,091,277
Due to affiliates	366,397		366,397	366,397
Due to parent	14,102		14,102	14,102
	$ 14,295,399		$ 14,295,399	$ 14,295,399

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2017

The following table presents the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2017:

Assets	September 30, 2017			
	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Securities owned				
Corporate stocks	$ 73,617	$ 73,617		$ 73,617
Restricted common stock	75,249		75,249	75,249
Warrants	4,922,554		4,922,554,	4,922,554,
	$ 5,071,420	$ 73,617	$4,997,803	$ 5,071,420

Certain positions in common stock and warrants were received as compensation for investment banking services. Restricted common stock and warrants may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period.

Warrants are carried at fair value as determined by using the Black-Scholes option pricing model. This model takes into account the underlying securities current market values, the underlying securities market volatility, the terms of the warrants, exercise prices, and risk-free return rate. The market value of the underlying securities' market value is discounted based on the value of a protective put, which reduces the current market price used as an input into the Black-Scholes option pricing model.

NOTE D – OTHER RECEIVABLES

Other receivables represent principally investment banking transactions and trailing fees due from product sponsors.

NOTE E – FORGIVABLE LOANS RECEIVABLE

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2022. In the event the advisor's affiliation with the National terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2017, no allowance was considered to be required.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2017

NOTE F – INTANGIBLES

At September 30, 2017, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Gilman brand name	indefinite	$ 410,000	-	$ 410,000
Customer Relationships	10	4,300,000	1,661,339	2,638,661
		$ 4,710,000	$ 1,661,339	$ 3,048,661

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. At September 30, 2017, the Company had net capital of $9,231,587 which was $8,981,587 in excess of its required net capital of $250,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce amounts due from its parent.

Deferred tax amounts are comprised of the following at September 30, 2017:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 361,344
Stock-based compensation	466,659
Capital loss carryover	19,474
Accrued compensation	427,462
Other accruals	418,461
Total deferred tax assets	1,693,400
Deferred tax liability:	
Property and equipment	(30,706)
Securities	(1,716,354)
Intangibles	(1,187,337)
Net deferred tax liability	$ (1,240,997)

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of September 30, 2017.

At September 30, 2017, the Company, on a separate company basis, has Federal net operating loss carryforwards of approximately $1.1 million, which expires in various years from 2021 through 2031. Due to a change in ownership of the Company's Parent in September 2016, the Federal net operating loss carry forwards will be subject to an annual limitation under section 382 of the Internal Revenue code.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2017

NOTE I - COMMITMENTS AND CONTINGENCIES

[1] Operating leases

The Company is obligated under several non-cancelable operating lease agreements for office space, expiring in various years through 2026. Minimum lease payments are as follows:

Year Ending September 30,	Lease Commitments
2018	397,000
2019	407,000
2020	418,000
2021	342,000
2021	333,000
Thereafter	1,437,000
	$3,334,000

[2] Litigation and regulatory matters

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. As of September 30, 2017, the Company accrued approximately $1,803,000 for these matters which is included in accounts payable and other accrued expenses in the statement of financial condition. Awards ultimately paid, if any, may be covered by our errors and omissions insurance policy. While the Company will vigorously defend itself in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that such matters will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

National Securities Corporation

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE K - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby the Parent provides the Company with insurance and benefits coverage, rent and utilities, communications services, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement in October 2013 (amended in February 2014) with its affiliate, Gilman, a wholly owned subsidiary of the Parent, whereby Gilman provides the Company with certain services related to its former brokerage operation, which the Parent transferred to the Company in November 2013, principally for accounting, compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

The Company entered into a service agreement in May 2017 with its affiliate, vFinance Investments, Inc. ("vFinance"), an indirect wholly owned subsidiary of the Parent, which replaced a prior service agreement entered into in January 2015 whereby vFinance provides the Company with certain services including trading compliance, operations and supervision support.

The Company entered into another service agreement in May 2017 with its affiliate, vFinance, which replaced a prior service agreement entered into in January 2015, whereby the Company provides vFinance with certain services including accounting, compliance, registrations, corporate administration, information technology and human resources support services.

In January 2015, the Company entered into an agreement with its affiliate, vFinance, whereby, as consideration for the direction of some of the Company's retail order flow to vFinance for execution, vFinance, will share its revenue with the Company equal to 40% of the net profit on such transactions.